15027576

SECURITIES AND EXCHANGE COMMISSION

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 01 2015
WASH, D.C.
189

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34061

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/14 (MM/DD/YY) AND ENDING 09/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WILSON PARKER CONNALLY STEPHENSON, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 LEXINGTON STREET SUITE 150
(No. and Street)

FORT WORTH (City) TEXAS (State) 76102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TUTTLE, NATHAN T.
(Name – *if individual, state last, first, middle name*)

1800 RIVERCREST DRIVE SUITE 720 (Address) HOUSTON (City), TEXAS (State) 77478 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TY 12/3

aB 12/3

OATH OR AFFIRMATION

I, JAMES A. PARKER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WILSON PARKER CONNALLY STEPHENSON, INC, as of SEPTEMBER 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

____
Signature

SECRETARY TREASURER
Title

____
Notary Public

BLAIR ALPUERTO
Notary Public, State of Texas
My Commission Expires
August 26, 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wilson Parker Connally Stephenson, Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended September 30, 2015

Contents

Independent Auditors Report 3

Financial Statements 4

Statement of Financial Condition 4

Statement of Operations 5

Statement of Cash Flows 6

Statement of Changes in Ownership Equity 7

Statement of Changes in Subordinated Liabilities 8

Notes to Financial Statements 9

Supplementary Schedules Pursuant to SEA Rule 17a-5 14

Computation of Net Capital .... **Error! Bookmark not defined.**

Computation of Net Capital Requirement .... **Error! Bookmark not defined.**

Computation of Aggregate Indebtedness .... **Error! Bookmark not defined.**

Computation of Reconciliation of Net Capital .... **Error! Bookmark not defined.**

Statement Related to Uniform Net Capital Rule 15

Statement Related to Exemptive Provision (Possession and Control) 15

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) 16

Auditors Review of Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) 17

Nathan T. Tuttle, CPA

1800 Rivercrest Drive, Suite 720
Sugarland, Texas 77478

Phone: (713) 256-1084
Fax: (832) 426-5786

INDEPENDENT AUDITOR'S REPORT

To the Shareholder and
Board of Directors
Wilson Parker Connally Stephenson, Inc.

I have audited the accompanying statement of financial condition of Wilson Parker Connally Stephenson, Inc. (the "Company") as of September 30, 2015, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair representation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that that the audit evidence that I obtained is sufficient and appropriate to provide a reasonable basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

This audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Supplemental Schedules required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Nathan Tuttle

Houston, Texas
November 25, 2014

Certified Public Accountant

Wilson Parker Connally Stephenson, Inc.
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended September 30, 2015

ASSETS	
Cash	$ 176,720
Commissions receivable	21,000
Referral fees receivable	16,262
Prepaid expenses	2,961
Clearing deposit	25,000
Property and equipment, net	13,143
Total Assets	$ 255,086
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable	$ 8,295
Commissions payable	133,590
Total Liabilities	141,885
Stockholders' Equity	
Common stock; no par value; 100,000 shares authorized; 45,000 shares issued; and 30,000 shares outstanding.	6,000
Additional paid-in capital	31,000
Dividend paid	(80,000)
Retained earnings	236,201
	193,201
Treasury stock, 15,000 shares at cost	(80,000)
Total Stockholders' Equity	113,201
Total Liabilities and Stockholders' Equity	$ 255,086

The accompanying notes are an integral part of these financial statements.

Wilson Parker Connally Stephenson, Inc.

Financial Statements

Statement of Operations

As of and for the Year-Ended September 30, 2015

Revenue	
Securities commissions	$ 1,458,204
Referral fees	65,027
Total Revenue	1,523,231
Expenses	
Compensation and related costs	1,216,637
Clearing charges	96,049
Occupancy and equipment costs	57,161
Communications	23,913
Other expenses	72,928
Promotion	18,334
Professional fees	9,693
Regulatory fees	19,261
Total Expenses	1,513,976
Net income before provision for income taxes	9,255
Income taxes - federal	4,300
Income taxes - state	3,888
Total current provision for income taxes	8,188
Net Income	$ 1,067

The accompanying notes are an integral part of these financial statements.

Wilson Parker Connally Stephenson, Inc.
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended September 30, 2015

Cash flows from operating activities:		
Net income	$	1,067
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation expense		1,704
Changes in assets and liabilities		
Decrease in referral fees receivable		14,157
Increase in prepaid expenses		(467)
Decrease in cash value of life insurance		154,695
Decrease in accounts payable		10,861
Decrease in commissions payable		(34,961)
Increase in accrued expenses		12,000
Net cash provided by operating activities		159,056
Cash flows from investing activities:		
Purchase of property and equipment		(9,810)
Cash flows from financing activities:		
Additional paid-in capital received		25,000
Acquisition of treasury stock		(80,000)
Dividends paid		(80,000)
Net cash used by financing activities		(135,000)
Net change in cash		14,246
Cash at beginning of year		162,474
Cash at end of year	$	176,720

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Income taxes - federal	$	4,300
Income taxes - state	$	3,888
Interest	$	-

The accompanying notes are an integral part of these financial statements.

Wilson Parker Connally Stephenson, Inc.
Financial Statements
Statement of Changes in Ownership Equity
As of and for the Year-Ended September 30, 2015

	Common Shares Issued	Common Stock	Additional Paid-in Capital	Retained Earnings	Dividends	Treasury Stock	Total Stockholders' Equity
Balances at September 30, 2014	30,000	$6,000	$6,000	$235,134	$0	$0	$247,13
Treasury stock acquired	(15,000)					(80,000)	(80,000
Common stock issued	15,000		25,000				25,00
Dividends paid					(80,000)		(80,000
Net income	-	-	-	1,067	-	-	1,06
Balances at September 30, 2015	30,000	$6,000	$31,000	$236,201	($80,000)	($80,000)	$113,20

The accompanying notes are an integral part of these financial statements.

Wilson Parker Connally Stephenson, Inc.

Financial Statements

Statement of Changes in Subordinated Liabilities

As of and for the Year-Ended September 30, 2015

No statement is required as no subordinated liabilities existed at any time during the year.

The accompanying notes are an integral part of these financial statements.

Wilson Parker Connally Stephenson, Inc.
Notes to Financial Statements
As of and for the Year-Ended September 30, 2015

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Wilson Parker Connally Stephenson, Inc. (the Company) was organized in May 1985 as a Texas Corporation. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company is also a registered investment advisor with the state of Texas. The majority of the Company's customers are individuals located in the state of Texas.

The Company operates pursuant to section (k) (2) (ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company, does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepting accounting principles requires management to make estimates and assumptions that assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Substantially all of the Company's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Note 1 – Nature of Business and Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over estimated useful lives of five to seven years.

Revenue Recognition

General securities commissions and related clearing expenses are recorded on a trade date basis.

The Company earns referral fees on customer assets referred to an unaffiliated hedge fund manager with whom the Company has a referral arrangement. Additional referral fees can be earned based on investment return benchmarks. Because investment returns can be volatile, the amount of additional referral fee earned can vary significantly from year to year.

Advertising Costs

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

Income Taxes

As of September 30, 2015, open Federal tax years include the tax years ended September 30, 2012 through September 30, 2014.

The Company is also subject to state franchise taxes.

Note 2 – Transactions with Clearing Broker/Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $25,000 as a deposit in an account with the clearing broker/dealer.

Note 3 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2015, the Company had net capital of $96,097, which was $46,097 in excess of its net capital requirement of $50,000. The Company's net capital ratio was 1.48 to 1.

Note 4 – Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and consists of the following:

Furniture and fixtures and computer equipment	$ 33,967
Accumulated depreciation	(20,825)
	$ 13,143

Depreciation expense for the year was $1,704 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 5 – Income Taxes

The current federal income tax provision differs from the expense expected that would result from applying the Federal statutory rate to the net income before provision for federal income taxes, primarily due to permanent non-deductible differences.

Note 6 – Commitments and Contingencies

Office Lease

The Company leases office space under a noncancelable operating lease through October 2017. The monthly lease payment is currently $5,662 per month. Future minimum lease payments due for each of the years ending September 30 are as follows:

September 30, 2016	$ 67,944
September 30, 2017	67,944
September 30, 2018	5,662
Total	$ 141,550

The terms of the lease require the Company to provide liability insurance and cover certain general operating expenses with provision for escalation. Office rent expense for the year was $51,762 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Contingencies

The nature of the Company's business subjects it to carious claims, regulatory examination, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows by the company.

Note 7 – Stock Purchase Agreement

The shareholders of the Company have entered into a stock purchase agreement whereby the Company is obligated to acquire, and the stockholders' estates are obligated to sell to the Company, all shares of the common stock owned by the stockholders at their death. The purchase price required to be paid for the related stock under the stock purchase agreement is $3.33 per share. Under the buy-sell agreement, the Company has the right of first refusal concerning any proposed sale of stock by an existing shareholder.

Note 8 – Retirement Plan

The Company has established a Simple IRA Plan (Plan) for its employees. The Company and employees may contribute to the Plan. The Company will contribute matching contributions equal to the elective deferral of each employee, but not more 3% of the individual employee's compensation, up to $14,500. Company matching contributions totaled $30,897 for the year, and included in compensation and related costs in the accompanying statement of income.

Note 9 – Related Party Transaction/Economic Dependency/Concentration of Services

The shareholders of the Company, who are also registered securities representatives and officers of the Company, generated approximately 68% if the Company's revenue and accounted for approximately 70% of the Company's commission expense for the year ended September 30, 2015. The Company is economically dependent upon the shareholders due to the concentration of services provided them.

The Company shares office space, personnel and resources with another company owned by one of the shareholders. The Company receives expense reimbursements related to these shared expenses which is computed and paid monthly. For the year ended September 30, 2015, the Company received $2,839 in expense reimbursements from this related party.

Note 10 – Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealers. The clearing broker/dealers carry all of the accounts of the customers of the Company and are responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealers.

Note 11 – Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to September 30, 2015, through November 23, 2015, the date which the financial statements were available to be issued.

There were no events or transactions that occurred during this period that materially impacted the amounts of disclosures in the Company's financial statements.

Wilson Parker Connally Stephenson, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended September 30, 2015

Computation of Net Capital

Total stockholders' equity qualified for net capital	$	113,201
Deductions and/or charges		
Non-allowable assets:		
Prepaid expenses		2,961
FINRA CRD balance		1,000
Property and equipment, net		13,143
Total deductions and/or charges		17,104
Net Capital	$	96,097
Aggregate indebtedness		
Total Liabilities	$	141,885
Total aggregate indebtedness	$	141,885
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	50,000
Net capital in excess of minimum requirement	$	46,097
Ratio of aggregate indebtedness to net capital		1.48 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of September 30, 2015 as filed by Wilson Parker Connally Stephenson, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, in which all customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

Wilson Parker Connally Stephenson, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended September 30, 2015

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2015, the Company had net capital of $96,097 which was $46,097 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 147.65%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(ii); All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Wilson Parker Connally Stephenson, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended September 30, 2015

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

WILSON PARKER CONNALLY STEPHENSON, INC.
100 LEXINGTON STREET, SUITE 150
FORT WORTH, TX 76102
817-926-4415 • 817-922-8000

November 3, 2015

BD Financial Services Group
Nathan Tuttle, CPA
11152 Westheimer #330
Houston, TX 77042

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Wilson Parker Connally Stephenson, Inc.:

1. Claims exemption **15c3-3(k)(2)(ii)** from 15c3-3;
2. We have met the identified exemption from October 1, 2014 through September 30, 2015, without exception, unless, noted in number 3, below;
3. We have no exceptions to report this fiscal year.

Regards,

James A. Parker — 11-3-15 Date
Secretary/Treasurer/Financial Operations Principal
Wilson Parker Connally Stephenson, Inc.

Nathan T. Tuttle, CPA

1800 Rivercrest, Suite 720
Sugar Land, Texas 77478

Phone: (713) 256-1084
Fax: (832) 426-5786

EXEMPTION REVIEW REPORT

November 30, 2015

Mark A. Wilson
Wilson Parker Connally Stephenson, Inc.
100 N. Lexington, Suite 150
Fort Worth, Texas 76102

Dear Mr. Wilson:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Wilson Parker Connally Stephenson, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Wilson Parker Connally Stephenson, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) "will not hold customer funds or safe-keep customer securities." Wilson Parker Connally Stephenson, Inc. stated that Wilson Parker Connally Stephenson, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Wilson Parker Connally Stephenson, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Wilson Parker Connally Stephenson, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)*(2)(ii)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

Nathan T. Tuttle

Houston, Texas
November 30, 2015

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 9/30/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

034061 FINRA SEP WILSON PARKER CONNALLY
~~GREENMAN PARKER CONNALLY~~ STEPHENSON INC.
100 LEXINGTON ST STE 150
FORT WORTH TX 76102-2744

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
JAMES PARKER
817-922-8000

2. A. General Assessment (item 2e from page 2)		$ 2,926
B. Less payment made with SIPC-6 filed (exclude interest) 4-22-15 (Date Paid)		(1,529)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		1,397
E. Interest computed on late payment (see instruction E) for ______days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 1,397
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1,397	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

GREENMAN PARKER CONNALLY GREENMAN INC. CHANGED ITS NAME TO WILSON PARKER CONNALLY STEPHENSON, INC

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

WILSON PARKER CONNALLY STEPHENSON INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 20 day of OCTOBER, 20 15.

JAMES A. PARKER, SECRETARY TREASURER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 10/1/2014 and ending 9/30/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,517,731
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	254,511
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	92,831
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________	
Enter the greater of line (i) or (ii)	
Total deductions	347,342
2d. SIPC Net Operating Revenues	$ 1,170,389
2e. General Assessment @ .0025	$ 2,926

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